                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          StreamLogic Corporation
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   863238 10 1
                                ----------------
                                 (CUSIP Number)

                                   Norman Fong
                         185 Constitution Drive, Suite A
                              Menlo Park, CA 94025
                              Tel:  (415) 463-3500
                 -----------------------------------------------

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                          December 11, 12, 16, 17, 1996
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                            CUSIP Number 863238 10 1
--------------------------------------------------------------------------------

1)   Name of Reporting Persons.              Norman Fong
     S.S. or I.R.S. Identification           (No social security or other IRS
     Nos. of Above Persons                   identification number required)
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a          (a)    ________
     Member of a Group (see                  (b)    ________
     Instructions)                                  Not Applicable
--------------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Source of Funds                         SC
     (See Instructions)
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal
     Proceedings is Required                 Not Applicable
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of                 United States
     Organization
--------------------------------------------------------------------------------

Number of Shares Beneficially      (7)    Sole Voting Power       None
Owned by Each Reporting            --------------------------------------------
Person With                        (8)    Shared Voting Power     2,347,123
                                   --------------------------------------------
                                   (9)    Sole Dispositive Power   None
                                   --------------------------------------------
                                   (10)   Shared Dispositive Power  2,347,123
                                   --------------------------------------------
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially           2,347,123 shares
     Owned by Each Reporting Person
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount           Not Applicable
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------

13)  Percent of Class Represented            12.8%
     by Amount in Row (11)
--------------------------------------------------------------------------------

14)  Type of Reporting Person                IN
     (See Instructions)
--------------------------------------------------------------------------------


                                        2

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                            CUSIP Number 863238 10 1
--------------------------------------------------------------------------------

1)   Name of Reporting Persons.              FWB Software Inc.
     SS. or I.R.S. Identification            (No social security or other IRS
     Nos. of Above Persons                   identification number required)
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a          (a) __________
     Member of a Group (see                  (b) __________
     Instructions)                               Not Applicable
--------------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Source of Funds                         SC
     (See Instructions)
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal
     Proceedings is Required                 Not Applicable
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)   Citizenship or Place of                 California
     Organization
--------------------------------------------------------------------------------

Number of Shares Beneficially      (7)  Sole Voting Power        None
Owned by Each Reporting            --------------------------------------------
Person With                        (8)  Shared Voting Power      2,347,123
                                   --------------------------------------------
                                   (9)  Sole Dispositive Power   None
                                   --------------------------------------------
                                   (10) Shared Dispositive Power 2,347,123
                                   --------------------------------------------
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially           2,347,123 shares
     Owned by Each Reporting Person
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount           Not Applicable
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------

13)  Percent of Class Represented            12.8%
     by Amount in Row (11)
--------------------------------------------------------------------------------

14)  Type of Reporting Person                CO
     (See Instructions)
--------------------------------------------------------------------------------


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

                            CUSIP Number 863238 10 1
--------------------------------------------------------------------------------

1)   Name of Reporting Persons.              FWB Software, LLC
     S.S. or I.R.S. Identification           (No social security or other IRS
     Nos. of Above Persons                   identification number required)
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a          (a) ____________
     Member of a Group (see                  (b) ____________
     Instructions)                               Not Applicable
--------------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Source of Funds                         SC
     (See Instructions)
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal
     Proceedings is Required                 Not Applicable
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)   Citizenship or Place of                 California
     Organization
--------------------------------------------------------------------------------
Number of Shares Beneficially      (7)  Sole Voting Power        None
Owned by Each Reporting            --------------------------------------------
Person With                        (8)  Shared Voting Power      2,347,123
                                   --------------------------------------------
                                   (9)  Sole Dispositive Power   None
                                   --------------------------------------------
                                   (10) Shared Dispositive Power 2,347,123
                                   --------------------------------------------
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially           2,347,123 shares
     Owned by Each Reporting Person
--------------------------------------------------------------------------------

12)  Check if the Aggregate Amount           Not Applicable
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------

13)  Percent of Class Represented            12.8%
     by Amount in Row (11)
--------------------------------------------------------------------------------

14)  Type of Reporting Person                OO
     (See Instructions)
--------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 (the "Common Stock"), issued by StreamLogic Corporation (the "Issuer"), whose executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.

ITEM 2.   IDENTITY AND BACKGROUND.

          The undersigned are filing this Amendment No. 3 to Schedule 13D to report that the undersigned have sold 25,000 shares of the issuer on December 11, 1996, 50,000 shares on December 12, 1996, 80,000 shares on December 16, 1996, and 4,000 shares on December 17, 1996.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No change from Amendment No. 1.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons hold the Shares for investment. The Reporting Persons presently intend to continue to dispose of some or all of the Shares, and presently do not intend to acquire any further shares.

          The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this filing, the Reporting Persons beneficially own (as that term is defined in Rule 13d-3) 2,347,123 shares of Common Stock, representing approximately 12.8% of the total number of shares of Common Stock outstanding immediately following the contribution of the Shares to the LLC, according to information provided by Issuer. The record owner of such shares is the LLC.

          (b) The Reporting Persons together have sole voting and dispositive power with respect to the Shares.

          (c)  None.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.

                                   December 17, 1996

                                   /s/ Norman Fong
                                   ------------------------------
                                   Norman Fong


                                   FWB SOFTWARE, INC.

                                   By:  /s/ Norman Fong
                                        -------------------------
                                   Its: President
                                        -------------------------

                                   FWB SOFTWARE, LLC

                                   By:  FWB Software, Inc., its manager

                                   By:  /s/ Norman Fong
                                        -------------------------
                                   Its: President
                                        -------------------------



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                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the attached statement on Schedule 13D is filed on behalf of each of them.

                                   December 17, 1996

                                   /s/ Norman Fong
                                   ------------------------------
                                   Norman Fong

                                   FWB SOFTWARE, INC.

                                   By:  /s/ Norman Fong
                                        --------------------------
                                   Its: President
                                        --------------------------

                                   FWB SOFTWARE, LLC

                                   By:  FWB Software, Inc., its manager

                                   By:  /s/ Norman Fong
                                        ---------------------------
                                   Its: President
                                        ---------------------------



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